Form 40-F
period 2013-12-31
HYDRO ONE INC
filed 2014-03-31
CIK 1114445

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013	Commission File Number 001-36115

Hydro One Inc.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	4911	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

483 Bay Street

South Tower, 8th Floor

Toronto Ontario M5G 2P5

Canada

(416) 345-6301

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor, New York, NY 10011

(212) 894-8700

(Name, address, (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

2.78% Medium-Term Notes due 2018

4.59% Medium-Term Notes due 2043

Title of Class: Medium Term Notes

Name of Exchange where Securities are listed: New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not applicable

Information filed with this Form:

☒	Annual Information Form	☒	Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013:

100,000 Common Shares outstanding

12,920,000 Series A Preferred Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐ Yes	☐ No

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The United States Securities and Exchange Commission (the “Commission”) defines “disclosure controls and procedures” as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

After evaluation of the effectiveness of the Registrant’s disclosure controls and procedures as of the end of the fiscal year covered by this report, the Registrant’s Chief Executive Officer and its Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures were effective as of end of the fiscal year covered by this report.

Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Commission for newly public companies. This annual report does not include an attestation report of the Registrant’s registered public accounting firm regarding internal control over financial reporting. Management’s report, when required, will not be subject to attestation by the Registrant’s registered public accounting firm pursuant to the rules of the Commission that permit non-accelerated filers to provide only management’s report in its annual report.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2013, there was no change in the Registrant’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE

The disclosure provided under “Audit and Finance Committee Information-Composition of the Audit and Finance Committee” on page 121 of the Registrant’s Annual Information Form (the “AIF”), attached as Exhibit 99.1 hereto, is incorporated by reference herein. The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.

AUDIT COMMITTEE FINANCIAL EXPERT

The disclosure provided under “Audit and Finance Committee Information-Composition of the Audit and Finance Committee” on page 121 of the AIF, attached as Exhibit 99.1 hereto, is incorporated by reference herein. The SEC has indicated that the designation or identification of an audit committee financial expert does not deem an “expert” for any purpose, impose any duties, obligations or liability on such expert that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Audit and Finance Committee Information-Pre-Approval Policies and Procedures” on page 123 of the AIF, attached as Exhibit 99.1 hereto, is incorporated by reference herein. During the fiscal year ended December 31, 2013, the waiver of pre-approval provisions set forth in the applicable rules of the SEC were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under the heading “Audit and Finance Committee Information-External Auditor Service Fees” on page 123 of the AIF, attached as Exhibit 99.1 hereto, is incorporated by reference herein.

CODE OF ETHICS

The disclosure provided under the heading “Corporate Governance Disclosure-Ethical Business Conduct” on page 128 of the AIF, attached as Exhibit 99.1 hereto, is incorporated by reference herein. The Code of Business Conduct (the “Code”) applies to all directors, officers and employees of the Registrant, including the Chief Executive Officer and Chief Financial Officer. A copy of the Code has been posted on the Registrant’s website at http://www.hydroone.com/InvestorRelations and has also been furnished to the Commission as Exhibit 99.1 to Form 6-K dated November 13, 2013.

OFF BALANCE SHEET ARRANGEMENTS

The disclosure provided under the heading “Off Balance Sheet Arrangements” on page 18 of the Registrant’s Management’s Discussion and Analysis (the “MD&A”), attached as Exhibit 99.3 hereto, is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The tabular disclosure provided under the heading “Summary of Contractual Obligations and Other Commercial Commitments” on page 18 of the MD&A, attached as Exhibit 99.3 hereto, is incorporated by reference herein.

INTERACTIVE DATA FILE

Concurrent with this filing, the Registrant has submitted to the Commission and posted on its corporate website an Interactive Data File.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises.

Consent to Service of Process

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 31st day of March, 2014.

HYDRO ONE INC.

By:	/s/ Carmine Marcello
Name: Carmine Marcello
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	2013 Annual Information Form dated March 31, 2014 for the fiscal year ended December 31, 2013.

99.2	Consolidated Financial Statements as at December 31, 2013 and December 31, 2012 and for the years then ended, and the accompanying auditors’ report.

99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2013.

99.4	Consent of KPMG LLP.

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File. (1)

(1)        The XBRL related information in Exhibit 101 to this Annual Report on Form 40-F shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liability of that section and shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.