Form 40-F
period 2014-12-31
HYDRO ONE INC
filed 2015-02-27
CIK 1114445

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014	Commission File Number 001-36115

Hydro One Inc.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	4911	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014:

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

☒ Yes	☐ No

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

The Company’s management is responsible for establishing and maintaining internal control over financial reporting. The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2014. The Company’s management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on management’s assessment, the Company’s internal control over financial reporting is effective as at December 31, 2014.

This annual report does not include an attestation report of the Registrant’s registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2014, there was no change in the Registrant’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE

The disclosure provided under “Audit, Finance and Pension Investment Committee Information-Composition of the Audit, Finance and Pension Investment Committee” on page 123 of Exhibit 99.1, the Registrant’s Annual Information Form (the “AIF”), is incorporated by reference herein. The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.

AUDIT COMMITTEE FINANCIAL EXPERT

The disclosure provided under “Audit, Finance and Pension Investment Committee Information-Composition of the Audit and Finance Committee” on page 123 of Exhibit 99.1, the AIF, is incorporated by reference herein. The SEC has indicated that the designation or identification of an audit committee financial expert does not deem an “expert” for any purpose, impose any duties, obligations or liability on such expert that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Audit, Finance and Pension Investment Committee Information-Pre-Approval Policies and Procedures” on page 126 of Exhibit 99.1, the AIF, is incorporated by reference herein. During the fiscal year ended December 31, 2014, the waiver of pre-approval provisions set forth in the applicable rules of the SEC were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under the heading “Audit, Finance and Pension Investment Committee Information-External Auditor Service Fees” on page 126 of Exhibit 99.1, the AIF, is incorporated by reference herein.

CODE OF ETHICS

The disclosure provided under the heading “Corporate Governance Disclosure-Ethical Business Conduct” on page 131 of Exhibit 99.1, the AIF, is incorporated by reference herein. The Code of Business Conduct (the “Code”) applies to all directors, officers and employees of the Registrant, including the Chief Executive Officer and Chief Financial Officer. A copy of the Code has been posted on the Registrant’s website at http://www.hydroone.com/InvestorRelations and has also been furnished to the Commission as Exhibit 99.1 to Form 6-K dated November 13, 2013.

OFF BALANCE SHEET ARRANGEMENTS

The disclosure provided under the heading “Off Balance Sheet Arrangements” on page 34 of Exhibit 99.3, the Registrant’s Management’s Discussion and Analysis (the “MD&A”), is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The tabular disclosure provided under the heading “Summary of Contractual Obligations and Other Commercial Commitments” on page 34 of Exhibit 99.3, the MD&A, is incorporated by reference herein.

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

DATED this 27th day of February, 2015.

HYDRO ONE INC.

By:	/s/ Carmine Marcello
	Name:	Carmine Marcello
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	2014 Annual Information Form dated February 27, 2015 for the fiscal year ended December 31, 2014.

99.2	Consolidated Financial Statements as at December 31, 2014 and December 31, 2013 and for the years then ended, and the accompanying auditors’ report.

99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2014.

99.4	Consent of KPMG LLP.

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.

99.6	Certification of Chief Financial Officer (Acting) pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of Chief Financial Officer (Acting) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.