Form 40-F/A
period 2014-12-31
HYDRO ONE INC
filed 2016-01-19
CIK 1114445

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

For annual reports, indicate by check mark the information filed with this Form:

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 40-F/A (“Amendment No. 1”) amends the Annual Report on Form 40-F of Hydro One Inc. (the “Company”) for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission (“SEC”) on February 27, 2015 (the “Original Form 40-F”) solely for the purpose of filing revised principal executive officer and principal financial officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002, in conformity with Form 40-F, including certain references in paragraph 4 to internal control over financial reporting that were inadvertently omitted from the certifications filed with the Original Form 40-F. In accordance with applicable SEC guidance in Compliance and Disclosure Interpretation 246.13, this Form 40-F/A contains only the cover page, this explanatory note, a signature page, and the revised officer certifications omitting paragraph 3 thereof, which are filed as Exhibits 99.1 and 99.2 herewith.

Except as described above, no changes have been made to the Original Form 40-F and this Amendment No. 1 does not modify, amend, or update in any way the financial or other information set forth in the Original Form 40-F. This Amendment No. 1 does not reflect any events that have occurred subsequent to February 27, 2015, the filing date of the Original Form 40-F. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 40-F and the Company’s subsequent filings made with and documents furnished to the SEC since February 27, 2015.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 19th day of January, 2016.

HYDRO ONE INC.

By:	/s/ Mayo Schmidt
	Name:	Mayo Schmidt
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Revised Certification of President and Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.

99.2	Revised Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.