Form 40-F
period 2015-12-31
HYDRO ONE INC
filed 2016-03-22
CIK 1114445

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015	Commission File Number 001-36115

Hydro One Inc.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	4911	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015:

142,239 Common Shares outstanding

0 Class A Preference Shares

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

The Company’s management is responsible for establishing and maintaining internal control over financial reporting. The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2015. The Company’s management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on management’s assessment, the Company’s internal control over financial reporting is effective as at December 31, 2015.

This annual report does not include an attestation report of the Registrant’s registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2015, there was no change in the Registrant’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act (the “Audit Committee”). The Audit Committee comprises Philip Orsino (Chair), Charles Brindamour, George Cooke, James Hinds, Roberta Jamieson and Frances Lankin. The board of directors of the Registrant has determined that each member of the Audit Committee is “independent” as defined in the Exchange Act and the New York Stock Exchange’s listing standards applicable to the Registrant. Each of the Audit Committee members has an understanding of the accounting principles used to prepare the Registrant’s financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that it has four audit committee financial experts serving on its audit committee. Charles Brindamour, George Cooke, James Hinds and Philip Orsino have each been designated as an audit committee financial expert and are each independent, as such term is defined in the New York Stock Exchange’s listing standards applicable to the Registrant. The Commission has indicated that the designation or identification of an audit committee financial expert does not deem an “expert” for any purpose, impose any duties, obligations or liability on such expert that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The charter of the Audit Committee requires that the Audit Committee review and approve all policies and procedures for the pre-approval of services to be rendered by external auditors. All permissible non-audit services to be provided to the Registrant or any of its affiliates by external auditors or any of their affiliates that are not covered by pre-approval policies and procedures approved by the Audit Committee, are subject to pre-approval by the Audit Committee. During the fiscal year ended December 31, 2015, the waiver of pre-approval provisions set forth in the applicable rules of the Commission were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by KPMG LLP to Hydro One Inc. and its subsidiaries in 2015 and 2014 for professional services are presented below (in Canadian dollars):

	Year ended December 31, 2015		Year ended December 31, 2014
Audit Fees	$784,300		$723,745
Audit-Related Fees	$392,200	(1)	$139,083	(2)
Tax Fees	$90,000	(3)	—
All Other Fees	—		—
Total	$1,266,500		$862,828

Notes:

(1)	The nature of the services rendered was: due diligence, translations, and audit of the Hydro One Pension Plan and related matters.
(2)	The nature of services rendered was: translations, executive expense reviews, audit of the Hydro One Pension Plan and related matters.
(3)	The nature of the services rendered was: procedures in connection with scientific research and experimental development tax credit claims.

CODE OF ETHICS

The Code of Business Conduct (the “Code”) applies to all directors, officers and employees of the Registrant, including the Chief Executive Officer and Chief Financial Officer. A copy of the Code has been posted on the Registrant’s website at http://www.hydroone.com/InvestorRelations and has also been furnished to the Commission as Exhibit 99.1 to Form 6-K dated November 12, 2015.

OFF BALANCE SHEET ARRANGEMENTS

The disclosure provided under the heading “Other Obligations—Off Balance Sheet Arrangements” on page 12 of Exhibit 99.3, the Registrant’s Management’s Discussion and Analysis (the “MD&A”), is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The tabular disclosure provided under the heading “Other Obligations—Summary of Contractual Obligations and Other Commercial Commitments” on page 12 of Exhibit 99.3, the MD&A, is incorporated by reference herein.

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

DATED this 22nd day of March, 2016.

HYDRO ONE INC.

By:	/s/ Mayo Schmidt
Name:	Mayo Schmidt
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	2015 Annual Information Form dated March 22, 2016 for the fiscal year ended December 31, 2015.

99.2	Consolidated Financial Statements as at December 31, 2015 and December 31, 2014 and for the years then ended, and the accompanying auditors’ report.

99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2015.

99.4	Consent of KPMG LLP.

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.