Form 40-F
period 2017-12-31
HYDRO ONE INC
filed 2018-03-29
CIK 1114445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017	Commission File Number 001-36115

Hydro One Inc.
(Exact name of Registrant as specified in its charter)

Ontario, Canada	4911	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
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
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017:
142,239 Common Shares outstanding
0 (Nil) Series A Preferred Shares
485,870 Series B Preferred Shares

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

 Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
          Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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
At the direction of the Registrant’s Chief Executive Officer and the Senior Vice president, Finance,acting in the capacity of Chief Financial Officer, management evaluated disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, management concluded that the Registrant’s disclosure controls and procedures were effective at a reasonable level of assurance as at December 31, 2017.
See the disclosure provided under the heading “Disclosure Controls and Procedures and Internal Control over Financial Reporting” on page 26 of Exhibit 99.3, the Registrant’s Management’s Discussion and Analysis (the “MD&A”) which is incorporated by reference herein.
Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm.
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as described in the annual MD&A. Management evaluated the effectiveness of the design and operation of internal control over financial reporting based on the framework and criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Registrant's internal control over financial reporting was effective at a reasonable level of assurance as of December 31, 2017.
This annual report does not include an attestation report of the Registrant’s registered public accounting firm regarding internal control over financial reporting.
The report of management on our internal control over financial reporting is provided under the heading “Management’s Report” in our audited consolidated financial statements, which is filed as Exhibit 99.2 and is incorporated by reference herein.
Changes in Internal Control Over Financial Reporting

The role of Chief Financial Officer was vacated effective May 19, 2017.  Responsibilities of the Chief Financial Officer have been temporarily assigned to other senior executives with full oversight provided by the Chief Executive Officer. This model is expected to remain in place until a new Chief Financial Officer assumes the role on March 1, 2018. There were no other significant changes in the design of the Registrant’s internal control over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the operation of the Registrant’s internal control over financial reporting.
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

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The charter of the Audit Committee requires that the Audit Committee review and approve all policies and procedures for the pre-approval of services to be rendered by external auditors. All permissible non-audit services to be provided to the Registrant or any of its affiliates by external auditors or any of their affiliates that are not covered by pre-approval policies and procedures approved by the Audit Committee, are subject to pre-approval by the Audit Committee. During the fiscal year ended December 31, 2017, the waiver of pre-approval provisions set forth in the applicable rules of the Commission were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate fees billed by KPMG LLP to Hydro One Inc. and its subsidiaries in 2017 and 2016 for professional services are presented below (in Canadian dollars):

	Year ended December 31, 2017	Year ended December 31, 2016
Audit Fees(1)	$1,149,514	$1,124,814
Audit-Related Fees(2)	$180,941	$314,154
Tax Fees:(3)
Tax Compliance and SR&ED Tax Credit Claim	$161,000	$90,000
General Tax Advice	$100,000	$57,500
All Other Fees(4)	-	$413,643
Total	$1,591,455	$2,000,111
Notes:

(1)	The nature of the services rendered was: audit of annual financial statements of the Registrant and its subsidiaries, statutory and regulatory filings.

(2)
The nature of the services rendered was: translations, audit of the Hydro One Pension Plan and related services reasonably related to the performance of the audit or review of the Registrant’s financial statements that are not reported under (1) above.

(3)
The nature of the services rendered was: procedures in connection with a scientific research, experimental development (“SR&ED”) investment tax credit claim, tax compliance services for Hydro One's Pension Funds and general tax advice.

(4)	The nature of the services rendered was: due diligence activities and all other fees not reported above.
CODE OF ETHICS
The Registrant has adopted a Code of Business Conduct (the “Code”) that applies to all directors, officers and employees of the Registrant, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions. A copy of the Code has been posted on the Registrant’s website at https://www.hydroone.com/about/corporate-information/governance and has also been furnished to the Commission as Exhibit 99.1 to Form 6-K dated November 12, 2015. A copy of the Code is available in print to any person, without charge, upon written request to Investor Relations at the executive office address of the Registrant shown above.
OFF BALANCE SHEET ARRANGEMENTS
The disclosure provided under the heading “Other Obligations-Off Balance Sheet Arrangements” on page 10 of Exhibit 99.3, the MD&A, is incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The tabular disclosure provided under the heading “Other Obligations-Summary of Contractual Obligations and Other Commercial Commitments” on page 11 of Exhibit 99.3, the MD&A, is incorporated by reference herein.

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
Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
DATED this 29th day of March, 2018.

HYDRO ONE INC.

By:	/s/ Mayo Schmidt
Name: Mayo Schmidt
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	2017 Annual Information Form dated March 29, 2018 for the fiscal year ended December 31, 2017.

99.2	Consolidated Financial Statements as at December 31, 2017 and December 31, 2016 and for the years then ended, and the accompanying auditors’ report.

99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2017.

99.4	Consent of KPMG LLP.

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.