Form 40-F
period 2019-12-31
HYDRO ONE INC
filed 2020-02-12
CIK 1114445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019	Commission File Number 001-36115
Hydro One Inc.
(Exact name of Registrant as specified in its charter)

Ontario, Canada	4911	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
483 Bay Street
South Tower, 8th Floor
Toronto, Ontario M5G 2P5
Canada
(416) 345-5000
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System
28 Liberty St., New York, NY 10005
(212) 894-8940
(Name, address, (including zip code) and telephone number (including area code)
of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
4.59% Medium-Term Notes due 2043

Title of Class: Medium Term Notes
Name of Exchange where Securities are listed: New York Stock Exchange LLC
Trading Symbol: HYDO43
Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not applicable
Information filed with this Form:

☒ Annual Information Form	☒ Audited annual financial statements
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019:
142,239 Common Shares outstanding
0 (Nil) Series A Preferred Shares
0 (Nil) Series B Preferred Shares
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
At the direction of the Registrant’s Chief Executive Officer and Chief Financial Officer, management evaluated disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, management concluded that the Registrant’s disclosure controls and procedures were effective as at December 31, 2019.
See the disclosure provided under the heading “Disclosure Controls and Procedures and Internal Control over Financial Reporting” on page 29 of Exhibit 99.3, the Registrant’s Management’s Discussion and Analysis (the “MD&A”) which is incorporated by reference herein.
Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as described in the annual MD&A. Management evaluated the effectiveness of the design and operation of internal control over financial reporting based on the framework and criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Registrant's internal control over financial reporting was effective as of December 31, 2019.
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
The report of management on our internal control over financial reporting is provided under the heading “Management’s Report” in the Registrant’s audited consolidated financial statements, which is filed as Exhibit 99.2 and is incorporated by reference herein.
Changes in Internal Control Over Financial Reporting
There were no significant changes in the design of the Registrant’s internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the operation of the Registrant’s internal control over financial reporting.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act (the “Audit Committee”). The Audit Committee comprises Russel Robertson (Chair), Anne Giardini, David Hay, Jessica McDonald and William Sheffield. The board of directors of the Registrant has determined that each member of the Audit Committee is “independent” as defined in the Exchange Act and the New York Stock Exchange’s listing standards applicable to the Registrant. Each of the Audit Committee members has an understanding of the accounting principles used to prepare the Registrant’s financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.
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
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The charter of the Audit Committee requires that the Audit Committee review and approve all policies and procedures for the pre-approval of services to be rendered by external auditors. All permissible non-audit services to be provided to the Registrant or any of its affiliates by external auditors or any of their affiliates that are not covered by pre-approval policies and procedures approved by the Audit Committee, are subject to pre-approval by the Audit Committee. During the fiscal year ended December 31, 2019, the waiver of pre-approval provisions set forth in the applicable rules of the Commission were not utilized for any services related to Audit-Related Fees, Tax Fees or All Other Fees and the Audit Committee did not approve any such fees subject to the waiver of pre-approval provisions.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate fees billed by KPMG LLP to Hydro One Inc. and its subsidiaries in 2019 and 2018 for professional services are presented below (in Canadian dollars):

	Year ended December 31, 2019	Year ended December 31, 2018
Audit Fees(1)	$1,257,600	$1,298,015
Audit-Related Fees(2)	$306,400	$187,908
Tax Fees(3)	$41,762	$92,500
Total	$1,605,762	$1,578,423

Notes:

(1)	The nature of the services rendered was: audit of annual financial statements of the Registrant and its subsidiaries, statutory and regulatory filings.

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

CODE OF ETHICS
The Registrant has adopted a Code of Business Conduct (the “Code”) that applies to all directors, officers and employees of the Registrant, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions. A copy of the Code has been posted on the Registrant’s website at https://

www.hydroone.com/about/corporate-information/governance and has also been furnished to the Commission as Exhibit 99.1 to Form 6-K dated May 30, 2018. A copy of the Code is available in print to any person, without charge, upon written request to Investor Relations at the executive office address of the Registrant shown above.
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
DATED this 12th day of February, 2020.

HYDRO ONE INC.

By:	/s/ Mark Poweska
Name: Mark Poweska
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	2019 Annual Information Form dated February 12, 2020 for the fiscal year ended December 31, 2019.

99.2	Consolidated Financial Statements as at December 31, 2019 and December 31, 2018 and for the years then ended, and the accompanying auditors’ report.

99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2019.

99.4	Consent of KPMG LLP.

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.